Confidential Treatment Requested by Retail Value Inc. RVI-642.

Pursuant to 17 C.F.R. Section 200.83.

May 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennifer Gowetski, Senior Counsel
Office of Real Estate and Commodities

Re:	Retail Value Inc.
Draft Registration Statement on
Form 10
Submitted March 29, 2018
CIK No. 0001735184

Ladies and Gentlemen:

Retail Value Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 25, 2018 (the “Comment Letter”), with respect to the Company’s Draft Registration Statement on Form 10 (the “Registration Statement”) referenced above, submitted March 29, 2018.

Below are the Company’s responses to the Staff’s comments. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response:

General

1.	Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Response: The Company respectfully acknowledges the Staff’s comment and to the extent that information is required by Form 10 and not yet provided, the Company will provide all such information, including the required exhibits and completing all blanks in the Registration Statement in subsequent amendments to the Registration Statement when the information is known and factually supportable.

Securities and Exchange Commission

May 11, 2018

Confidential Treatment Requested by Retail Value Inc. RVI-643.

Pursuant to 17 C.F.R. Section 200.83.

Exhibit 99.1

Summary

The Company, page 1

2.	We note that RVI will hold 50 assets, comprised of 38 continental U.S. assets and 12 assets in Puerto Rico. Please revise to provide the percentage of revenues that the 38 continental U.S. assets and the 12 assets in Puerto Rico represent. In addition, please expand your discussion of the geographic location of your continental U.S. assets.

Response: We have revised our disclosure on page 1 of the amended draft registration statement to include the percentage of revenues that the 38 continental U.S. assets and the 12 assets in Puerto Rico represent as of March 31, 2018. In addition, we have included a map depicting the Company’s asset ownership to highlight geographic ownership concentrations. The revised disclosure, excluding the map, is included herein in track changes for your reference:

RVI is an Ohio corporation formed primarily to hold 49 assets, comprised of 37 continental U.S. assets and 12 assets in Puerto Rico. These properties consist of retail shopping centers comprised of 16 million square feet of gross leasable area, or GLA, and are located in 17 states and Puerto Rico. The Company’s continental U.S. assets comprised 67% and the properties in Puerto Rico comprised 33% of its total combined revenue for the three-month period ended March 31, 2018. RVI’s centers have a diverse tenant base that includes national retailers such as Walmart/Sam’s Club, Bed Bath & Beyond, the TJX Companies (T.J. Maxx, Marshalls and HomeGoods), Best Buy, PetSmart, Ross Stores, Kohl’s, Dick’s Sporting Goods and Michaels.

3.	You state that you expect to focus on realizing value in your business and the sale of your assets, which had a combined gross book value of approximately $2.8 billion as of December 31, 2017. Please revise to balance your disclosure to quantify your total debt and clarify, if true, that all your assets have a mortgage or are pledged in support of mortgage financing.

Response: We have revised our disclosure on page 1 of the amended draft registration statement to quantify our total debt. The revised disclosure is included herein in track changes for your reference:

The Company expects to focus on realizing value in its business through operations and sales of its assets, which had a combined gross book value of approximately $2.8 billion as of March 31, 2018. The Company has incurred $1.35 billion of mortgage financing which is secured by mortgages on the Company’s continental U.S. properties, and by a pledge of cash flows from, and pledges of equity interests in, the Company’s Puerto Rico properties.

Securities and Exchange Commission

May 11, 2018

Confidential Treatment Requested by Retail Value Inc. RVI-644.

Pursuant to 17 C.F.R. Section 200.83.

Reasons for the Separation, page 2

4.	You disclose that, in the event the separation does not resulted in the listed anticipated benefits, “the costs associated with the separation, including an expected increase in DDR’s and RVI’s aggregate general and administrative expenses, could have a material adverse effect on the Company and DDR individually and in the aggregate.” Please revise your summary to briefly describe and quantify the costs associated with the separation, to the extent possible. In addition, please revise to quantify all of the fees you will pay to your manager going forward.

Response: We have revised our disclosure on pages 2 and 3 of the amended draft registration statement to describe the estimated costs associated with the separation. In addition, we have revised our disclosure to quantify the estimated annualized property management fees and external management fees expected to be paid to the Manager, assuming the Company continues to own all 49 properties. The revised disclosure is included herein in track changes for your reference:

The anticipated benefits of the separation are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event the separation does not result in such benefits, the costs associated with the separation, including an expected increase in DDR’s and RVI’s aggregate general and administrative expenses, could have a material adverse effect on the Company and DDR individually and in the aggregate. The estimated costs of the separation are approximately $130 million, which includes $38 million of costs associated with the mortgage loan, $57 million of costs associated with third-party debt repayment, including prepayment penalties and the write off of unamortized deferred financing costs, and $35 million in estimated transaction costs. In addition, the Company will incur costs associated with its Management Agreements with DDR. Estimated annualized Property Management Fees and Asset Management Fees for the 49 properties are expected to approximate $12 million to $13 million and $13 million, respectively, assuming no additional property sales. The Company is also expected to reimburse DDR for direct costs associated with the property management activities, which could approximate $2.5 million on an annualized basis. Additional amounts owed under the Property Management Agreements are dependent upon asset sales, executed leasing volume and other specific activities at the properties. For a full description of such fees, see “The Company’s Manager and the Management Agreements.” For more information about the risks associated with the separation, see “Risk Factors.”

Emerging Growth Company Status, page 18

5.

We note you indicate that you are an “emerging growth company” as defined in the JOBS Act. Please also disclose your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the

Securities and Exchange Commission

May 11, 2018

Confidential Treatment Requested by Retail Value Inc. RVI-645.

Pursuant to 17 C.F.R. Section 200.83.

election is irrevocable. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), please explain in your critical accounting policy disclosures that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your disclosure that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: The Company is planning to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). We have revised our disclosure on page 20 of the amended draft registration statement to indicate that such election is irrevocable. The additional disclosure is included herein for your reference:

In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. However, the Company has chosen to “opt out” of such extended transition period, and as a result, the Company will comply with new or revised accounting standards on the relevant dates adoption of such standards is required for non-emerging growth companies. The Company’s decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Business

Tenant Lease Expirations and Renewals, page 105

6.	We note your disclosure that 190 leases will expire in 2018 and that these leases represent 8.8% of total base rental revenues. Please discuss your lease rollover expectations and the relationship between market rents and expiring rents with respect to each of your expiring leases, or advise.

Response: We have revised our disclosure on page 116 of our amended draft registration statement to discuss the status of our 2018 lease expirations as of April 30, 2018. We believe the Company’s leasing spread calculation provides a good benchmark to compare the average annualized base rent of expiring leases with the comparable executed average market rental rates as it only includes deals that were executed within one year of the date the prior tenant vacated. We have revised our disclosure to include the leasing spread calculation for both 2017 and the first three months of 2018. The revised disclosure is included herein in track changes for your reference under the response for comment #7.

Securities and Exchange Commission

May 11, 2018

Confidential Treatment Requested by Retail Value Inc. RVI-646.

Pursuant to 17 C.F.R. Section 200.83.

Retail Environment, page 106

7.	We note your discussions of leasing activity during the periods presented. Please quantify the number of leases that were not renewed and leasing costs, including tenant improvement costs and leasing commissions, as applicable.

Response: We have revised our disclosure on page 116 of our amended draft registration statement to include the quantification of leases that were not renewed in 2017, as well as the amount of leasing costs, including tenant improvements and leasing commissions for leases executed during 2017 and the first three months of 2018. The revised disclosure is included herein in track changes for your reference:

The Company leased approximately 1.9 million square feet of GLA, including 27 new leases and 141 renewals, for a total of 168 leases executed in 2017. Of the total 176 leases that were originally set to expire in 2017, 34 leases were not renewed or extended which aggregated approximately 213,000 square feet of GLA. The Company generated positive leasing volume in 2017 as the total executed lease volume was in excess of the lease expirations. At December 31, 2017, the Company had 190 leases expiring in 2018 with an average base rent per square foot of $19.07. As of April 30, 2018, the remaining 2018 lease expirations included 99 leases with an average base rent per square foot of $19.48. Leasing spreads are a key metric in real estate, representing the percentage increase over rental rates on existing leases versus rental rates on new and renewal leases. For the comparable leases executed in 2017, the Company generated ~~positive~~ leasing spreads (i) for the continental U.S. properties, of 12.4% for new leases and 5.2% for renewals, or 6.1% on a blended basis and (ii) for the Puerto Rico properties, -42.2% for new leases and -4.2% for renewals, or -12.6% on a blended basis. For the comparable leases executed in the first quarter of 2018, the Company generated leasing spreads (i) for the continental U.S. properties, of 9.7% for new leases and 0.1% for renewals, or 0.6% on a blended basis and (ii) for the Puerto Rico properties, flat for new leases and -1.6% for renewals, or -1.6% on a blended basis. The Company’s leasing spread calculation includes only those deals that were executed within one year of the date the prior tenant vacated and, as a result, is a good benchmark to compare the average annualized base rent of expiring leases with the comparable executed market rental rates. The Company believes the leasing spreads reported during 2017 and the first quarter of 2018 are good indicators of current market trends for the portfolio. The weighted average cost of tenant improvements and lease commissions estimated to be incurred over the expected lease term for new leases executed during 2017 and the first quarter of 2018 was $4.06 and $7.48 per rentable square foot, respectively. The Company generally does not expend a significant amount of capital on lease renewals.

Securities and Exchange Commission

May 11, 2018

Confidential Treatment Requested by Retail Value Inc. RVI-647.

Pursuant to 17 C.F.R. Section 200.83.

Financial Statements for Retail Value Inc. Predecessor

2. Basis of Presentation, page F-7

8.	We note your disclosure that interest expense is allocated based on the excess of total net assets over total liabilities for each unencumbered asset. Please revise your filing to provide more clarity around your allocation methodology. Refer to SAB Topic 1B1.

Response: We have revised our disclosure in Note 2 on page F-8 and in Note 6 on page F-17 of our amended draft registration statement to further clarify our method of interest allocation within the combined financial statements pursuant to the provisions SAB Topic 1B1. The revised disclosure is included herein in track changes for your reference:

The combined financial statements include the revenues and direct expenses of the RVI Predecessor. Certain direct costs historically paid by the properties but contracted through DDR include, but are not limited to, management fees, insurance, compensation costs and out of pocket expenses directly related to the management of the properties (Note 10). ~~Additionally~~ Further, the combined financial statements include an allocation of indirect costs and expenses incurred by DDR related to the SpinCo Business, primarily consisting of compensation and other general and administrative costs that have been allocated using the relative percentage of property revenue of the SpinCo Business and DDR management’s knowledge of the SpinCo Business.~~, as well as~~ In addition, the combined financial statements reflect interest expense on DDR unsecured debt ~~allocated to the Company’s unencumbered assets based upon the excess of total net assets over total liabilities for each unencumbered assets~~, excluding debt that is specifically attributable to the SpinCo Business (Note 6); interest expense was allocated by calculating the unencumbered net assets of each property held by the SpinCo Business as a percentage of DDR’s total consolidated unencumbered net assets and multiplying that percentage by the interest expense on DDR unsecured debt. Included in the allocation of General and Administrative expenses for 2017 and 2015 are employee separation charges aggregating $4.1 million and $0.5 million, respectively, related to DDR’s management transition and staffing reduction. The amounts allocated in the accompanying combined financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had the RVI Predecessor been a separate independent entity. DDR believes the assumptions underlying DDR’s allocation of indirect expenses are reasonable.

Included in interest expense for the years ended December 31, 2017, 2016 and 2015 is $35.2 million, $33.8 million and $26.1 million on DDR’s unsecured debt, excluding debt that is specifically attributable to the SpinCo Business as discussed above; interest expense was allocated by calculating the unencumbered net assets of each property held by the SpinCo Business as a percentage of DDR’s total consolidated unencumbered net assets and multiplying that percentage by the interest expense on DDR unsecured debt ~~allocated to the Company’s unencumbered assets based upon the excess of total assets over total liabilities for each unencumbered asset~~(Note 2).

Securities and Exchange Commission

May 11, 2018

Confidential Treatment Requested by Retail Value Inc. RVI-648.

Pursuant to 17 C.F.R. Section 200.83.

9.	Please revise your filing and clarify for us how you have determined the amount of Parent Company unsecured debt to allocate to the Company.

Response: The financial statements of RVI Predecessor do not include an allocation of debt from DDR Corp. The Parent Company unsecured debt reflected in the combined financial statements as of and for the years ended December 31, 2017 and 2016 is pursuant to executed intercompany debt agreements between the Company and DDR. We have revised our disclosure in Note 6 on page F-16 of our amended draft registration statement to further clarify the nature of the Parent Company unsecured debt. The revised disclosure is included herein in track changes for your reference:

The Parent Company unsecured debt represents ~~obligations~~ a portion of the unsecured senior notes of DDR which was used entirely in the operations of the SpinCo Business. Upon DDR entering into the unsecured senior notes with third-party lenders, DDR and the Company executed intercompany debt agreements with respect to such Parent Company unsecured debt, with terms that substantially mirrored the terms of the third-party notes. The Parent Company unsecured debt ~~and~~ has fixed interest coupon rates that averaged 4.2% and 4.8% at December 31, 2017 and 2016, respectively. The Parent Company unsecured debt is prepayable ~~without penalty~~ and is not subject to any sinking fund requirements. In 2017, the Company repaid $151.3 million aggregate principal amount of its 7.5% Parent Company unsecured debt due April 2017 and refinanced with 4.700% Parent Company unsecured debt due June 2027.

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Securities and Exchange Commission

May 11, 2018

Confidential Treatment Requested by Retail Value Inc. RVI-649.

Pursuant to 17 C.F.R. Section 200.83.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 755-5800 or Kimberly Pustulka of Jones Day at (216) 586-7002.

Sincerely,

/s/ David R. Lukes

David R. Lukes
Chief Executive Officer

cc:	Aaron Kitlowski / Retail Value Inc.

Kimberly Pustulka / Jones Day